                              [SHELDAHL LETTERHEAD]



August 21, 2001

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549
Attention: Filing Deck


     RE:  Withdrawal of Registration Statement on Form S-3 (File No. 333-76023)


Dear Sir or Madam:

     On behalf of Sheldahl, Inc., a Minnesota corporation, I hereby request the withdrawal of the above reference Registration Statement pursuant to Rule 477 of the Securities Act of 1933, as amended. The Registration Statement is being withdrawn because it is no longer required pursuant to a registration rights agreement with selling shareholders.


                                       Very truly yours,


                                       SHELDAHL, INC.


                                       By: /s/ Donald R. Friedman
                                          --------------------------------------
                                           Donald R. Friedman
                                           Chief Executive Officer